Exhibit 99.2

STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $0.5 MILLION
FOR THE FIRST QUARTER OF 2025,
AND DECLARES QUARTERLY DIVIDEND OF $0.05 PER SHARE

ATHENS, GREECE, May 14, 2025 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the first quarter of 2025 and the amendment of its dividend policy to pay a minimum quarterly dividend of $0.05 per share. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to “we,” “us,” “our,” or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	First quarter 2025	First quarter 2024

Voyage Revenues	$230,650	$259,390
Net income	$462	$74,856
Adjusted Net (loss) / income (1)	$(7,738)	$73,239
Net cash provided by operating activities	$48,508	$114,262
EBITDA (2)	$57,992	$126,336
Adjusted EBITDA (2)	$48,970	$122,965
Earnings per share basic and diluted	$0.00	$0.89
Adjusted (loss) / earnings per share basic and diluted (1)	$(0.07)	$0.87
Dividend per share for the relevant period	$0.05	$0.75
Average Number of Vessels	150.7	113.3
TCE Revenues (3)	$159,278	$195,664
Daily Time Charter Equivalent Rate (“TCE”) (3)	$12,439	$19,627
Daily OPEX per vessel (4)	$5,008	$4,962
Daily OPEX per vessel (as adjusted) (4)	$4,898	$4,962
Daily Net Cash G&A expenses per vessel (5)	$1,319	$1,223

(1)
Adjusted Net (loss) / income, Adjusted (loss) / earnings per share basic and diluted are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share basic and diluted, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).

(3)
Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. The definition of each measure is provided in footnote (7) to the Summary of Selected Data table below.

(4)
Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

(5)
Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses, net of share-based compensation expense and other non-cash charges and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“Despite the seasonal market weakness during the first quarter 2025, Star Bulk remained in the black with Net Income of $0.5 million, EBITDA of $58.0 million and TCE per vessel per day of $12,439.

Our disciplined capital allocation strategy continues to prioritize shareholder value by combining dividends and share buybacks. The Board declared a $0.05 per share dividend, marking our 17th consecutive quarter of capital returns, totaling ~$1.35 billion to date. Using vessel sales proceeds at net asset value, we repurchased approximately 1.3 million shares, at prices significantly below net asset value, capitalizing on recent market dislocations to enhance shareholder returns. Going forward, we plan to remain committed to this strategy.

On the S&P front, we continue to selectively dispose of older and smaller tonnage that does not fit our commercial profile, having agreed to sell an additional five Supramax vessels. Operationally, we significantly surpassed our $50.0 million cost and revenue synergy target, delivering meaningful cost savings to our shareholders.

With over $500.0 million in liquidity, net debt below scrap value and 13 unencumbered vessels, we believe we are well-positioned to seize opportunities in the dry bulk market. Despite the global market volatility, and the uncertain effect of tariffs on global economic growth and trade, we are constructive about the medium/longer-term prospects of our industry, supported by a favorable order book and the IMO’s recent decision to implement global market-based measures to reduce GHG emissions, a decision that will effectively reduce supply of tonnage.”

Recent Developments

Declaration of Dividend

On May 14, 2025, our Board of Directors decided to amend our previously approved Dividend Policy. Under the new Dividend Policy, Star Bulk will pay a minimum quarterly dividend of $0.05 per share going forward. The policy otherwise remains unchanged. On the same date, our Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about June 20, 2025 to all shareholders of record as of June 6, 2025.

Share Repurchase Program & Shares Outstanding Update

During the first quarter of 2025, we repurchased 1,281,558 common shares, in open market transactions at an average price of $15.24 per share for an aggregate consideration, including commissions, of $19.6 million.

As of the date of this release, we have 116,781,423 shares outstanding and $74.4 million outstanding under our share repurchase program of up to an aggregate of $100.0 million.

Fleet Update

Vessels’ S&P

The sale of the vessel Bittern, as previously announced, was completed on May 6, 2025 when the vessel was delivered to its new owners. In February 2025, we agreed to sell the vessels Star Omicron and Strange Attractor, which were delivered to their new owners in March 2025 and April 2025, respectively. In addition, in April 2025 and May 2025, we agreed to sell the vessels Puffin Bulker, Star Canary and Star Petrel, with the first two vessels expected to be delivered to their new owners within the second quarter of 2025 and the third vessel expected to be delivered in July 2025.

Financing

In February 2025, as previously announced, we prepaid the outstanding amount of $7.8 million under the SEB $39.0 million facility and we terminated the respective interest rate swap agreements with Skandinaviska Enskilda Banken AB.

In March 2025, we signed the Fubon $43.0 million facility, as previously announced, and an amount of $43.0 million was drawn on March 26, 2025.

In April 2025, we signed the loan agreement with E.SUN for a loan amount of up to $130.0 million (the “ESUN $130.0 million Facility”) for the post-delivery financing of the five Kamsarmax vessels currently under construction.

During the first quarter of 2025, in connection with the sale of the vessels Bittern and Star Omicron, we prepaid an aggregate amount of $8.6 million under their respective loan facilities. In addition, in April 2025 and in May 2025, in connection with the sale of the vessels Strange Attractor and Puffin Bulker, we prepaid an aggregate amount of $8.6 million under the vessels’ loan facilities. During the second quarter of 2025, we expect to make a debt prepayment of approximately $9.7 million under the vessels Star Canary and Star Petrel loan facilities.

Following the completion of all vessel sales described above, we will have 13 unencumbered vessels. We expect to collect total net proceeds of approximately $44.4 million and $12.5 million during the second and third quarter of 2025, respectively.

Interest Rate Swaps

Following a number of interest rate swaps we have entered into, we currently have an outstanding total notional amount of $36.8 million under our financing agreements with an average fixed rate of 56 bps and an average remaining maturity of 1.0 year. As of March 31, 2025, the Mark-to-Market value of our outstanding interest rate swaps stood at $1.2 million, and our cumulative net realized gain amounted to $39.6 million.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

For the first quarter of 2025 our TCE rate per main vessel category was as follows:

First quarter 2025

Capesize / Newcastlemax Vessels:	$20,245
Post Panamax / Kamsarmax / Panamax Vessels:	$10,193
Ultramax / Supramax Vessels:	$10,596

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 117,431,435 and 84,177,253 weighted average diluted shares for the first quarter of 2025 and 2024, respectively.

First Quarter 2025 and 2024 Results

For the first quarter of 2025, we had net income of $0.5 million, or $0.00 earnings per share, compared to net income for the first quarter of 2024 of $74.9 million, or $0.89 earnings per share. Adjusted net loss, which excludes certain non-cash  items, was $7.7 million, or $0.07 adjusted loss per share, for the first quarter of 2025, compared to an adjusted net income of $73.2 million for the first quarter of 2024, or $0.87 adjusted earnings per share.

Net cash provided by operating activities for the first quarter of 2025 was $48.5 million, compared to $114.3 million for the first quarter of 2024. Adjusted EBITDA, which excludes certain non-cash items, was $49.0 million for the first quarter of 2025, compared to $123.0 million for the first quarter of 2024.

Voyage revenues for the first quarter of 2025 decreased to $230.7 million from $259.4 million in the first quarter of 2024 and Time charter equivalent revenues (“TCE Revenues”)1 decreased to $159.3 million for the first quarter of 2025, compared to $195.7 million for the first quarter of 2024. The decrease in both Voyage revenues and TCE Revenues, despite the increase in the average number of vessels in our fleet to 150.7 from 113.3 during the relevant periods, is attributable to the significant decrease in charter rates. TCE rate for the first quarter of 2025 was $12,439 per day compared to $19,627 per day for the first quarter of 2024 which is indicative of the weaker market conditions prevailing during the recent quarter.

Charter-in hire expenses for the first quarter of 2025 increased to $15.9 million compared to $3.9 million in the first quarter of 2024. The increase is mainly attributable to the increase in charter-in days to 1,072 in the first quarter of 2025 from 271 in the corresponding period in 2024, following the delivery of all six newbuilding vessels under long-term charter-in agreements during 2024.

Vessel operating expenses for the first quarter of 2025 increased to $67.9 million from $51.2 million in the first quarter of 2024, primarily due to the increase in the average number of vessels in our fleet to 150.7 from 113.3, as a result of the Eagle Merger. Daily operating expenses per vessel, excluding pre-delivery expenses due to change of management of $1.5 million amounted to $4,898 for the first quarter of 2025 compared to $4,962 for the corresponding period of 2024 (where no pre-delivery expenses occurred). The almost same levels of daily operating expenses per vessel excluding pre-delivery expenses for the first quarters of 2025 and 2024, reflects our successful efforts to normalize the operating expenses of the legacy Eagle fleet to near pre-merger levels, approximately four quarters after the completion of the Eagle Merger.

Dry docking expenses for the first quarters of 2025 and 2024 were $24.7 million and $10.0 million, respectively. During the first quarter of 2025, 14 vessels completed their periodic dry docking surveys, while during the corresponding period in 2024, five vessels completed their periodic dry docking surveys. In addition, six vessels commenced their dry docking surveys in the first quarter of 2025 compared to one vessel which commenced its dry docking survey during the corresponding period in 2024, resulting in an overall increase in dry docking expenses.

General and administrative expenses for the first quarters of 2025 and 2024 were $15.3 million and $10.7 million, respectively, which included share-based compensation of $1.6 million and $2.2 million, respectively. Vessel management fees in the first quarter of 2025 increased to $5.6 million compared to $4.4 million for the corresponding period in 2024. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the first quarter of 2025 amounted to $1,319 compared to $1,223 in the first quarter of 2024. We expect that our daily net cash G&A expenses will improve further during the following quarters as a result of synergies from the Eagle Merger.

Depreciation expense increased to $43.0 million for the first quarter of 2025 compared to $32.0 million for the corresponding period in 2024. The increase is primarily driven by the increase in the average number of vessels in our fleet, as discussed above.

Our results for the first quarter of 2025 include a loss from sale of vessels of $0.7 million, mainly in connection with the completion of the vessel Star Omicron sale, as described above under the section “Fleet Update”. During the first quarter of 2024, we recognized an aggregate net gain of $8.8 million which resulted from the completion of four vessel sales.

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

During the first quarter of 2025, we recognized a gain on forward freight agreements (“FFAs”) and bunker swaps of $2.9 million, consisting of an unrealized gain of $2.1 million and a realized gain of $0.8 million. During the first quarter of 2024, we incurred a loss on FFAs and bunker swaps of $5.9 million, consisting of an unrealized loss of $3.2 million and a realized loss of $2.7 million.

Other operational gain for the first quarter of 2025 amounted to $12.0 million, mainly consisting of $2.3 million insurance proceeds pursuant to war risk insurance policy in connection with the prolonged detainment of one of our vessels in Ukraine in 2022 and $9.3 million related to the write-off of previously recorded accruals and liabilities that are no longer expected to require settlement. Other operational gain for the first quarter of 2024 amounted to $1.6 million and primarily derived from various insurance claims.

Interest income and other income/(loss) for the first quarters of 2025 and 2024 amounted to $4.7 million and $2.5 million, respectively. The increase is primarily attributable to a realized foreign exchange gain of $0.9 million resulting from the weakening of the Euro/USD exchange rate during the first quarter of 2025, compared to a foreign exchange loss of $0.7 million in the corresponding period of 2024 and to the higher interest earned in the first quarter of 2025, due to higher cash balances maintained, compared to the corresponding period in 2024.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	First quarter 2025	First quarter 2024

Revenues:
Voyage revenues	$230,650	$259,390
Total revenues	230,650	259,390

Expenses:
Voyage expenses	(56,318)	(57,094)
Charter-in hire expenses	(15,900)	(3,926)
Vessel operating expenses	(67,942)	(51,172)
Dry docking expenses	(24,677)	(10,021)
Depreciation	(42,954)	(31,990)
Management fees	(5,600)	(4,404)
General and administrative expenses	(15,261)	(10,695)
Gain/(Loss) on forward freight agreements and bunker swaps, net	2,930	(5,921)
Other operational loss	(1,156)	(181)
Other operational gain	12,037	1,617
Gain/(Loss) on sale of vessels	(740)	8,769
Operating income	15,069	94,372

Interest and finance costs	(19,275)	(20,499)
Interest income and other income/(loss)	4,712	2,526
Gain/(Loss) on derivative financial instruments, net	52	(810)
Gain/(Loss) on debt extinguishment, net	(65)	(813)
Total other expenses, net	(14,576)	(19,596)

Income before taxes and equity in income/(loss) of investee	$493	$74,776

Income tax (expense)/refund	-	106

Income before equity in income/(loss) of investee	493	74,882

Equity in income/(loss) of investee	(31)	(26)

Net income	$462	$74,856

Earnings per share, basic and diluted	$0.00	$0.89
Weighted average number of shares outstanding, basic	117,210,036	83,835,611
Weighted average number of shares outstanding, diluted	117,431,435	84,177,253

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	March 31, 2025	December 31, 2024
Cash and cash equivalents and resticted cash, current	$432,237	436,284
Other current assets	208,157	222,689
TOTAL CURRENT ASSETS	640,394	658,973

Advances for vessels under construction	28,491	27,526
Vessels and other fixed assets, net	3,162,767	3,208,357
Restricted cash, non current	4,606	4,596
Other non-current assets	180,190	186,926
TOTAL ASSETS	$4,016,448	$4,086,378

Current portion of long-term bank loans and lease financing	215,000	223,878
Other current liabilities	173,227	175,934
TOTAL CURRENT LIABILITIES	388,227	399,812

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $7,346 and $7,657, respectively)	1,025,426	1,047,659
Other non-current liabilities	150,139	157,132
TOTAL LIABILITIES	$1,563,792	$1,604,603

SHAREHOLDERS’ EQUITY	2,452,656	2,481,775

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,016,448	$4,086,378

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Three months ended March 31, 2025	Three months ended March 31, 2024

Net cash provided by / (used in) operating activities	$48,508	$114,262

Acquisition of other fixed assets	(95)	(30)
Capital expenditures for acquisitions/vessel modifications/upgrades and advances for vessels under construction	(7,226)	(22,018)
Cash proceeds from vessel sales	8,351	94,021
Hull and machinery insurance proceeds	8,391	591
Net cash provided by / (used in) investing activities	9,421	72,564

Proceeds from vessels’ new debt	228,000	-
Scheduled vessels’ debt repayment	(52,415)	(44,648)
Debt prepayment due to refinancing and vessel sales	(207,008)	(97,247)
Financing and debt extinguishment fees paid	(578)	(133)
Repurchase of common shares	(19,553)	-
Dividends paid	(10,412)	(38,003)
Net cash provided by / (used in) financing activities	(61,966)	(180,031)

Summary of Selected Data

	First quarter 2025	First quarter 2024
Average number of vessels (1)	150.7	113.3
Number of vessels (2)	150	111
Average age of operational fleet (in years) (3)	12.3	11.9
Ownership days (4)	13,566	10,314
Available days (5)	12,805	9,969
Charter-in days (6)	1,072	271
Daily Time Charter Equivalent Rate (7)	$12,439	$19,627
Daily OPEX per vessel (8)	$5,008	$4,962
Daily OPEX per vessel (as adjusted) (8)	$4,898	$4,962
Daily Net Cash G&A expenses per vessel (9)	$1,319	$1,223

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of each period presented.
(3) Average age of our operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.
(6) Charter-in days are the total days that we charter-in third party vessels.
(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see EXHIBIT I at the end of this release with the reconciliation of Voyage Revenues to TCE.
(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (as adjusted) is calculated by dividing vessel operating expenses excluding pre-delivery expenses for each vessel on acquisition or change of management, if any, by Ownership days. We exclude the abovementioned expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (as adjusted) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of the items described above, which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded. Vessel operating expenses for the first quarter of 2025 included pre-delivery expenses due to change of management of $1.5 million while no pre-delivery expenses incurred in the first quarter of 2024.
(9) Please see EXHIBIT I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain expenses (as described above) that were previously excluded.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position, and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share-based compensation expense, impairment loss, loss from bad debt, unrealized gain/(loss) on derivatives and the equity in income/(loss) of investee, write-off of accruals and current liabilities and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or Net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	First quarter 2025	First quarter 2024
Net cash provided by/(used in) operating activities	$48,508	$114,262
Net decrease/(increase) in operating assets	(7,189)	2,383
Net increase/(decrease) in operating liabilities, excluding operating lease liability and including other non-cash charges	(6,147)	(11,069)
Gain/(Loss) on debt extinguishment, net	(65)	(813)
Share – based compensation	(1,619)	(2,161)
Amortization of debt (loans & leases) issuance costs	(824)	(779)
Unrealized gain/(loss) on forward freight agreements and bunker swaps, net	2,084	(3,215)
Unrealized gain/(loss) on interest rate swaps, net	-	(975)
Total other expenses, net	14,576	19,596
Write-off of accruals and current liabilities	9,266	-
Income tax expense/(refund)	-	(106)
Gain/(Loss) on sale of vessels	(740)	8,769
Gain from Hull & Machinery claim	173	470
Equity in income/(loss) of investee	(31)	(26)
EBITDA	$57,992	$126,336

Equity in (income)/loss of investee	31	26
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	(2,084)	3,215
(Gain)/Loss on sale of vessels	740	(8,769)
Write-off of accruals and current liabilities	(9,266)	-
Share-based compensation	1,619	2,161
Other non-cash charges	(62)	(4)
Adjusted EBITDA	$48,970	$122,965

Net income and Adjusted Net (loss) / income Reconciliation and Calculation of Adjusted (loss) / earnings Per Share

To derive Adjusted Net (loss) / income and Adjusted (loss) / earnings Per Share from Net Income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net (loss)/ income and Adjusted (loss) / earnings per share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of non-cash items such as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss, write-off of accruals and current liabilities which may vary from period to period, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net (loss) / income and Adjusted (loss) / earnings per share may not necessarily be comparable to other similarly titled captions of other companies. In the future we may incur expenses that are the same as or similar to certain expenses, as described above, that were previously excluded.

(Expressed in thousands of U.S. dollars except for share and per share data)	First quarter 2025	First quarter 2024
Net income	$462	$74,856
Share – based compensation	1,619	2,161
Other non-cash charges	(62)	(4)
Unrealized (gain)/loss on forward freight agreements and bunker swaps, net	(2,084)	3,215
Unrealized (gain)/loss on interest rate swaps, net	-	975
Gain/(Loss) on sale of vessels	740	(8,769)
Write-off of accruals and current liabilities	(9,266)	-
(Gain)/Loss on debt extinguishment, net (non-cash)	822	779
Equity in (income)/loss of investee	31	26
Adjusted Net (loss) / income	$(7,738)	$73,239
Weighted average number of shares outstanding, basic	117,210,036	83,835,611
Weighted average number of shares outstanding, diluted	117,431,435	84,177,253
Adjusted basic and diluted (loss) /earnings per share	$(0.07)	$0.87

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	First quarter 2025	First quarter 2024
Voyage revenues	$230,650	$259,390
Less:
Voyage expenses	(56,318)	(57,094)
Charter-in hire expenses	(15,900)	(3,926)
Realized gain/(loss) on FFAs/bunker swaps, net	846	(2,706)
Time Charter equivalent revenues	$159,278	$195,664

Available days	12,805	9,969
Daily Time Charter Equivalent Rate (“TCE”)	$12,439	$19,627

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	First quarter 2025	First quarter 2024
General and administrative expenses	$15,261	$10,695
Plus:
Management fees	5,600	4,404
Less:
Share – based compensation	(1,619)	(2,161)
Other non-cash charges	62	4
Net Cash G&A expenses	$19,304	$12,942

Ownership days	13,566	10,314
Charter-in days	1,072	271
Daily Net Cash G&A expenses per vessel	$1,319	$1,223

Conference Call details:
Our management team will host a conference call to discuss our financial results on Thursday, May 14, 2025 at 11:00 a.m. Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13753831. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of the date of this release on a fully delivered basis and as adjusted for the delivery of a) the vessels agreed to be sold as discussed above and b) the five firm Kamsarmax vessels currently under construction, we own a fleet of 150 vessels, with an aggregate capacity of 14.7 million dwt consisting of 17 Newcastlemax, 15 Capesize, 1 Mini Capesize, 7 Post Panamax, 44 Kamsarmax, 1 Panamax, 48 Ultramax and 17 Supramax vessels with carrying capacities between 55,569 dwt and 209,537 dwt.

In addition, in November 2021, we took delivery of the Capesize vessel Star Shibumi, under a seven-year charter-in arrangement and in 2024, we took delivery of the vessels Star Voyager, Star Explorer, Stargazer, Star Earendel, Star Illusion and Star Thetis, each subject to a seven-year charter-in arrangement.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the possibility that the expected synergies and value creation from the Eagle Merger will not be realized, or will not be realized within the expected time period; the possibility that additional unexpected costs or difficulties related to the integration of Star Bulk and Eagle’s operations will be greater than expected; general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics; the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars”, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Houthi attacks in the Red Sea and the Gulf of Aden; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; our ability to complete acquisition transactions as and when planned and upon the expected terms; and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co ‐ Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1540
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661‐7566
Athens, Greece	E‐mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com